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SEC Processing Section
FEB 28 2012
Washington DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 W. Broadway, 12th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE DOZA (636) 534-2745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place	Richmond	VA	23236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Janice Doza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

NANCY J. DOUGLASS
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: August 18, 2014
Commission Number: 10429493

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Allied Securities, Inc.

Contents

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the period from January 1, 2011 to October 31, 2011 (predecessor period) and the period from November 1, 2011 to December 31, 2011 (successor period) that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Allied Securities, Inc, as of December 31, 2011, and the results of its operations and its cash flows for the predecessor and successor periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedule I required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

February 27, 2012

First Allied Securities, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$12,006,146
Receivable from clearing brokers	2,877,957
Due from affiliates	10,026,682
Securities owned, at fair value	676,277
Notes receivable, net	6,991,676
Goodwill	11,106,519
Intangibles, net	7,148,259
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $35,715	614,576
Prepaids and other assets	2,826,716
Total assets	$54,274,808

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 3,556,916
Accounts payable and other liabilities	5,438,815
Due to affiliates	41,995
Securities sold, not yet purchased, at fair value	111,126
Deferred income tax liabilities, net	3,720,469
Total liabilities	12,869,321
Commitments and contingencies (Note 6)	
Stockholder's equity	
Common stock, $0.01 par value; authorized 1,500,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	41,969,962
Accumulated deficit	(564,485)
Total stockholder's equity	41,405,487
Total liabilities and stockholder's equity	$54,274,808

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Statement of Operations

	(Period from January 1, 2011 to October 31, 2011) Predecessor	(Period from November 1, 2011 to December 31, 2011) Successor
Revenues		
Commissions	$115,008,898	$16,863,112
Investment advisory income	46,270,245	8,808,246
Principal transactions, net	7,581,222	1,475,913
Clearance fee income	6,860,583	1,178,625
Interest and dividend income	3,148,899	635,186
Other	9,697,078	1,781,497
Total revenues	188,566,925	30,742,579
Expenses		
Commissions	147,215,257	23,500,589
Compensation and benefits	19,751,220	3,868,264
Occupancy and equipment	3,020,243	601,764
Advertising and promotion	2,770,927	394,695
Clearing and exchange fees	2,409,924	375,913
Communications	2,920,458	598,574
Amortization and depreciation	2,016,414	351,547
Travel and entertainment	1,097,562	303,497
Professional fees	3,147,884	723,594
Impairment of goodwill	29,031,550	–
Other	4,890,854	928,627
Total expenses	218,272,293	31,647,064
Loss before income tax (benefit)	(29,705,368)	(904,485)
Income tax benefit	(268,000)	(340,000)
Net loss	$ (29,437,368)	$ (564,485)

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Statement of Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2010	1,000	$ 10	$50,440,192	$18,088,516	$68,528,718
Stock-based compensation	–	–	44,150	–	44,150
Net loss – predecessor	–	–	–	(29,437,368)	(29,437,368)
Balance, October 31, 2011	1,000	10	50,484,342	(11,348,852)	39,135,500
Pushdown related to acquisition	–	–	(8,514,380)	11,348,852	2,834,472
Net loss – successor	–	–	–	(564,485)	(564,485)
Balance, December 31, 2011	**1,000**	**$ 10**	**$41,969,962**	**$ (564,485)**	**$41,405,487**

See accompanying summary of accounting policies and notes to financial statements.

First Allied Securities, Inc.

Statement of Cash Flows

	(Period from January 1, 2011 to October 31, 2011) Predecessor	(Period from November 1, 2011 to December 31, 2011) Successor
Operating activities		
Net loss	$(29,437,368)	$ (564,485)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Impairment of goodwill	29,031,550	–
Amortization of intangibles	428,449	164,741
Amortization of notes receivable	1,310,377	151,091
Depreciation	277,587	35,715
Stock-based compensation	44,150	–
Provision for bad debts	674,104	–
Deferred taxes	(267,990)	(349,990)
Changes in operating assets and liabilities		
Receivables from clearing brokers	(12,280,320)	12,267,387
Securities owned	324,514	(555,954)
Prepaids and other assets	(5,576,166)	5,239,703
Commissions payable	1,060,991	(2,715,733)
Accounts payable and other liabilities	9,324,964	(8,804,885)
Securities sold, not yet purchased	(13,799)	17,700
Income taxes payable	(1,256,590)	–
Net cash (used in) provided by operating activities	(6,355,547)	4,885,290
Investing activities		
Purchases of furniture, equipment, and leasehold improvements	(329,624)	(165,184)
Due from affiliates, net	(1,776,137)	(213,665)
Issuance of notes receivable, net	(995,989)	(306,632)
Net cash used in investing activities	(3,101,750)	(685,481)
Net (decrease) increase in cash and cash equivalents	(9,457,297)	4,199,809
Cash and cash equivalents, beginning of period	17,263,634	7,806,337
Cash and cash equivalents, end of period	$ 7,806,337	$12,006,146

See accompanying summary of accounting policies and notes to financial statements.

Organization

First Allied Securities, Inc. (FAS or the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is First Allied Holdings, Inc. (FAHI). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(ii).

Acquisition

On November 1, 2011, the Parent was acquired by First Allied Holdings Inc. The Company accounts for acquisitions as business combinations, and recognizes, separately from goodwill, assets acquired and liabilities assumed at their respective fair values as of the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In connection with the acquisition, intangible assets of $7,313,000 was recorded related to advisor relationships. Goodwill in the amount of $11,106,519, which represented the excess of the purchase price allocable to the Company over the fair value of the acquired net assets and liabilities was recognized by the Company. The goodwill will not be amortizable and is not deductible for tax purposes.

As of the date of the acquisition, the fair value of the Company's assets and liabilities were as follows:

Assets	
Cash and cash equivalents	$ 7,806,337
Receivable from clearing brokers	15,305,344
Goodwill	11,106,519
Due from affiliates, net	9,639,095
Notes receivable, net	6,836,135
Intangible assets	7,313,000
Other assets	8,498,923
	66,505,353
Liabilities	
Accounts payable and other liabilities	14,132,965
Commissions payable	6,331,957
Deferred tax liabilities, net	4,070,459
	24,535,381
Net assets acquired	$ 41,969,972

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are expressed in United States (U.S.) dollars.

The statement of operations contains the period from January 1, 2011 to October 31, 2011 (predecessor period) and the post acquisition date period from November 1, 2011 to December 31, 2011 (successor period).

Securities Transactions

Principal transactions and commission revenue and expense are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits. Interest-bearing amounts on deposit at federally insured institutions at December 31, 2011 approximated $12.0 million.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to FASB Accounting Standards Codification (ASC) (see "Recently Issued Accounting Standards") 350, *Goodwill and Others* (formerly known as SFAS No. 142, *Goodwill and Other Intangibles*), goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. FAS considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value (See also Note 7). Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

Goodwill and Intangible Assets (continued)

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as purchased intangibles subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, FAS reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the term of the lease which is ten years.

Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased are carried at fair value on a trade date basis. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices of related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

Notes Receivable

Notes receivable are forgivable loans made to investment executives, typically in connection with their recruitment. These loans are forgivable based on continued affiliation with FAS and are amortized over the life of the loan, which is generally three to eight years, using the straight-line method, and is included in amortization and depreciation expense. FAS has established an allowance for doubtful accounts for amounts estimated not to be collected. Notes receivable is reported net of allowance for doubtful accounts of $838,936 at December 31, 2011.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Income Taxes

FAS will be included in the consolidated federal income tax return of FAHI. Federal income taxes are generally allocated to FAS as if it had filed a separate return. FAHI will also file combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Subsequent Events

We evaluate subsequent events that have occurred after our balance sheet date but before our financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. We have evaluated subsequent events through February 27, 2012, the date of this report, and based on our evaluation, we did not identify any recognized or nonrecognized subsequent events that would have required adjustments to our financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In December 2010, the FASB issued Accounting Standards Update *("ASU") No. 2010-28, "Intangibles – Goodwill and Other – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,"* ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 will be effective for the Company on January 1, 2011 and is not expected to have a significant impact on the Company's financial statements.

Recently Issued Accounting Standards (continued)

In May 2011, the FASB issued ASU 2011-04, *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs."* ASU 2011-04 amended ASC 820 to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a significant impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* The amendments will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. It is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. The adoption of this ASU did not have an impact on the Company's financial statements.

1. Fair Value Measurement

ASC 820, *"Fair Value Measurements and Disclosures"*, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instruments developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the financial instruments developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access. An active market for the investment is a market in which transactions for the investment occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the investment does not entail a significant degree of judgment. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instruments to financial instruments and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

1. Fair Value Measurement (continued)

The following table presents FAS' fair value for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash and cash equivalents	$12,006,146	$ –	$ –	$ –	$12,006,146
Securities owned					
Mutual fund - stock	647,823	–	–	–	647,823
U.S. Government and agency obligations	336	–	–	–	336
Equity securities	28,118	–	–	–	28,118
Totals	$12,682,423	$ –	$ –	$ –	$12,682,423

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Liabilities					
Securities sold, not yet purchased					
Bankers' acceptance, commercial paper and certificates of deposit	$ 20,164	$ –	$ –	$ –	$ 20,164
U.S. Government and agency obligations	3	–	–	–	3
State and municipal government obligations	53,883	–	–	–	53,883
Corporate and other debt	18,990	–	–	–	18,990
Equity securities	18,086	–	–	–	18,086
Totals	$111,126	$ –	$ –	$ –	$111,126

Equity securities at December 31, 2010 included an auction rate security which does not trade frequently, as such, it was classified as a Level 3 asset. The following table presents the beginning and ending balance of the Level 3 fair value estimate for the year ending December 31, 2011.

Balance at December 31, 2010	$440,000
Sales of Level 3 assets	(440,000)
Total realized and unrealized gains (losses) included in statement of operations	–
Balance as of December 31, 2011	$ –

2. Income Taxes

The difference between U.S. statutory rate of 34% and the effective tax rate results from the impact of state and local taxes, net of the federal tax effect and certain non-deductible expenses, primarily impairment of goodwill.

Deferred tax liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the FAS' deferred tax assets and liabilities at December 31, 2011 are as follows:

Deferred tax assets	
Accrued liabilities and reserves	**$ 742,586**
Net operating loss carryforward	**340,000**
Stock-based compensation	**104,922**
Gross deferred tax assets	**1,187,508**
Deferred tax liabilities	
Intangibles	**4,838,353**
Other	**69,624**
Gross deferred tax liabilities	**4,907,977**
Net deferred tax liability	**$3,720,469**

The Company files a consolidated federal tax return and a consolidated state tax return in several states. The Company is subject to examination in major tax jurisdictions as a result of participation in these consolidated tax filings- U.S. federal and New York, Illinois, Arizona and California. The open years are 2007-2010 for federal and states income tax returns. The net operating loss carryforward expires in 2031.

3. Related Party Transactions

The Company received commissions in connection with raising monies in securities offerings in which an affiliate acts as an underwriter prior to November 1, 2011. The Company received $960,692 in such commissions which is included in Commissions in the Statement of Operations during the period January 1, 2011 to October 31, 2011.

Pursuant to an expense sharing agreement with the Parent, certain compensation and related expenses of the Parent, were allocated to the Company. For the two months ended December 31, 2011, such allocation was $333,220 and is included in Compensation and Benefits in the Statement of Operations.

Pursuant to an expense sharing agreement with Advanced Equities Financial Corp. ("AEFC"), certain compensation expenses of the Company were paid by AEFC and allocated to the Company through October 31, 2011. During 2011, such allocation was $1,500,000 and is included in Compensation and Benefits in the Statement of Operations.

3. Related Party Transactions (continued)

Due from/to affiliates represents amounts owed to/by the Company to fund certain activities of the Parent and its affiliates. At December 31, 2011, these balances do not bear any interest. All amounts are collectable at December 31, 2011.

FAS allocated certain technology and compensation costs to AEFC and then AEFC allocated the costs to one of its affiliates on a pro-rata basis. Such allocation amounted to $183,595 for the ten months ended October 31, 2011 and is included as a contra expense in Other expenses in the Statement of Operations.

The Company leases space from the Parent on a month to month basis on substantially the same terms as the Parent's underlying lease. Rent expense pursuant to the arrangement was $391,595 for the two months ended December 31, 2011 and is included in Occupancy and Equipment in the Statement of Operations.

The Company leased space from AEFC on a month to month basis on substantially the same terms as AEFC's underlying lease. Rent expense pursuant to this arrangement was $1,677,652 for the ten months ended October 31, 2011 and is included in Occupancy and Equipment in the Statement of Operations.

In prior years, AEFC issued nonqualified stock options to employees of the Company in connection with recruitment and future performance. During the ten months ended October 31, 2011, compensation expense in the amount of $44,150 was recorded by the Company in connection with these options.

4. Financial Instruments with Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no amounts to be indemnified to the clearing brokers for these accounts.

5. Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by Rule 15c3-3, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2011, FAS' net capital was $5,426,903 which was $5,176,903 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

6. Commitments and Contingent Liabilities

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with FASB ASC 450, *Contingencies*, FAS has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

The Company and a former registered representative are defendants in an arbitration and two court cases brought by a former client. The claim seeks damages in the amount of approximately $10 million plus attorney's fees and punitive damages. The court cases have been stayed pending the outcome of the arbitration. The Company has filed its answer denying the substantive allegations and has meritorious defenses to the claim and intends to vigorously defend itself. Additionally, the Company has errors and omissions insurance covering this matter subject to limits, as well as a potential contribution from the former registered representative in the event the errors and omissions insurance is insufficient to cover the amount of the loss on this matter.

7. Goodwill and Other Intangibles Assets Goodwill

Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance, December 31, 2010	**$40,138,069**
Impairment of goodwill	**(29,031,550)**
Balance, December 31, 2011	**$11,106,519**

The impairment of goodwill resulted from the acquisition of FASI for less than the carrying value.

Intangibles

	Gross Carrying Amount	Accumulated Amortization
Amortizing identified intangible assets		
Advisor relationships	**$7,313,000**	**$164,741**
Total	**$7,313,000**	**$164,741**

FAS defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

7. Goodwill and Other Intangibles Assets Goodwill (continued)

Amortization expense for the intangible assets for the year ended December 31, 2011 was $164,741 and $428,450 for the Successor and Predecessor, respectively. These assets are being amortized using the straight line method over an eight year period. Estimated amortization expense for each of the next five years and thereafter is as follows:

2012	**$ 914,125**
2013	**914,125**
2014	**914,125**
2015	**914,125**
2016	**914,125**
Thereafter	**2,577,634**
	$7,148,259

8. Employee Benefits

FAS' employees were eligible for benefits under AEFC's 401(k) Plan through October 31, 2011. On November 1, 2011 all of FAS' employees became eligible for FAHI's 401(k) Plan through a spinoff from the AEFC 401(k) Plan. Under each plan, an eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject Internal Revenue Code limitations. Eligible employees were eligible for matching contributions, commencing April 1, 2011, which were generally 50% of employee contributions, limited to 3% of an employee's compensation. The matching contributions vest immediately. For the ten months ended October 31, 2011 and the two months ended December 31, 2011, the matching contributions were $121,381 and $50,760, respectively.

9. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

First Allied Securities, Inc.

Schedule I - Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) Year Ended December 31, 2011

Net Capital	
Stockholder's equity	**$41,405,487**
Other additions – deferred income tax liability	**3,720,469**
Non-allowable assets	
Receivables from clearing brokers, non-allowable	**807,000**
Due from affiliates, non-allowable	**10,026,682**
Notes receivable, net	**6,991,676**
Goodwill	**11,106,519**
Intangibles	**7,148,259**
Furniture, equipment and leasehold improvements, net	**614,576**
Prepaids and other assets	**2,826,716**
Total non-allowable assets	**39,521,428**
Other deductions – unsecured debits/short positions	**70,377**
Net capital before haircuts on securities positions	**5,534,151**
Haircuts on cash equivalents and securities	**107,248**
Net capital	**5,426,903**
Computation of alternative net capital requirement	
Minimum net capital requirement	**250,000**
Excess net capital	**$ 5,176,903**

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to First Allied Securities, Inc. SIPC Assessment

To the Board of Directors
First Allied Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by First Allied Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, with respective cash disbursement records entries and to the accounting records and bank statements, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the accounting records prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046167 FINRA DEC
First Allied Securities Inc 22*22
655 W Broadway 12th FL
San Diego, CA 92101-8590

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janice Doza (636) 534-2745

2. A. General Assessment (item 2e from page 2) $ 323,563

B. Less payment made with SIPC-6 filed (exclude interest) (169,211)
07/28/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 154,352

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 154,352

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 154,352

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Allied Securities, Inc
(Name of Corporation, Partnership or other organization)

Janice Doza
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 31 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
First Allied Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Allied Securities, Inc. (FAS) for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance,

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

February 27, 2012
Richmond, Virginia